MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as at July 31, 2013 and should be read in conjunction with our unaudited condensed interim consolidated financial statements and accompanying notes for the three and six months ended June 30, 2013 and with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2012. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and is also available on our website at www.ballard.com.

BUSINESS OVERVIEW

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (backup power and distributed generation) markets. We also provide engineering services for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with our proprietary esenciaTM technology which draws on intellectual property from our patent portfolio together with our extensive experience in key areas of fuel cell stack operation, system integration, and fuel processing.

We provide our customers with the positive economic and environmental benefits unique to fuel cell power. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets. Our competitive advantage is our core competencies of PEM fuel cell design, development, manufacture, sales and service, which can be further leveraged by introducing the inherent reliability and durability derived from our legacy automotive technology into non-automotive markets where demand is near term. Our business strategy is to establish a sharp focus on key growth opportunities with near-term commercial prospects in our core fuel cell markets, enhanced by our engineering services operating unit to leverage our expertise in fuel cell design, prototyping, manufacturing and servicing.

To support our business strategy and our capability to execute on our clean energy growth priorities, we have also focused our efforts on bolstering our cash reserves in addition to continued efforts on both product cost reduction and managing our operating expense base including overall expense reductions, the pursuit of government funding for our research and product development efforts, and the redirection of engineering resources to revenue generating engineering service projects.

We are based in Canada, with head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. We also use a contract manufacturing facility in Tijuana, Mexico, have research and development facilities in Oregon and Maryland, U.S.A., and have a sales, manufacturing, and research and development facility in Hobro, Denmark.

RECENT DEVELOPMENTS

On May 28, 2013, we announced the signing of a non-binding Memorandum of Understanding (“Azure MOU”) with Azure Hydrogen Energy Science and Technology Corporation (“Azure”) that envisions Ballard providing licensing, engineering services, and certain fuel cell stacks and components to support the development of a fuel cell bus program in China. Under the terms of the Azure MOU, Azure made a committed $1.0 million up-front payment to Ballard. At this time, contract discussions are ongoing.

On March 6, 2013, we announced an agreement with Volkswagen Group (“Volkswagen”) for a major Engineering Services contract to advance development of fuel cells for use in powering demonstration cars in Volkswagen’s fuel cell automotive research program. The contract term is 4 years commencing in March 2013, with an option for a 2 year extension. The expected contract value is in the range of approximately $60 - $100 million Canadian. Amounts earned under this agreement are recorded in Engineering Services revenues.

On March 26, 2013, we closed on an underwritten offering (“Offering”) of 7.275 million units at a price of $1.10 per unit for gross Offering proceeds of $8.0 million. Each unit was comprised of one common share and one warrant to purchase one common share exercisable at $1.50. The warrants are certificated, exercisable immediately upon issuance, and have a 5-year term. There is no established public trading market for the warrants and we do not expect a market to develop. Net proceeds from the Offering were approximately $6.8 million after deducting for underwriting discounts, commissions and other offering expenses, legal and accounting fees, and previously incurred costs related to the 2012 base shelf prospectus under which the units were issued.

On March 28, 2013, we completed an agreement with Anglo American Platinum Limited (“Anglo”) under which Anglo invested $4.0 million in Ballard through its PGM Development Fund. The investment was in the form of a $4.0 million, 5-year, non-interest bearing convertible promissory note (“Note”) issued by Ballard. The Note may be repaid in the form of Ballard common shares with Anglo having the option of repayment in common shares on or before the loan maturity date of April 1, 2018. Any Ballard common shares issued on conversion or repayment would be at a fixed price of $0.84 per share (or 4.76 million Ballard common shares on conversion or repayment of the entire $4.0 million Note). This issue price was set at a 20% discount to the market price of the Ballard common shares on the closing date of the transaction. The entire $4.0 million Note has been classified as an equity instrument and is recorded in Contributed Surplus.

On March 31, 2013, our subsidiary Dantherm Power completed an agreement whereby Azure acquired a 10% ownership position in Dantherm Power for proceeds of $2.0 million to Dantherm Power. The $2.0 million investment consisted of the issuance of Dantherm Power share capital of $1.4 million and Dantherm Power convertible debentures of $0.6 million. Following the transaction, Ballard holds a 52% ownership interest in Dantherm Power and holds 52% of Dantherm Power’s outstanding convertible debentures. This compares to an overall ownership position (share capital and convertible debentures) in Dantherm Power by Dantherm A/S of 38% and by Azure of 10%. The convertible debentures issued to Azure are on the same terms and conditions as those previously issued and outstanding to Dantherm A/S.

On January 31, 2013, we completed an agreement to sell substantially all of the assets in our Lowell, Massachusetts based Material Products division for gross cash proceeds of $10.5 million (on the delivery of net working capital of $3.7 million) and additional potential proceeds of up to $1.5 million. The additional proceeds of up to $1.5 million are payable in 2014 and 2015 through a product credit for fuel cell gas diffusion layers (“GDLs”) if the former Material Products division attains certain financial results in 2013. As the additional potential proceeds are contingent in nature, they are not recorded in our financial statements until actually realized. Excluding any potential contingent gain from the additional proceeds, net proceeds from the sale were approximately $9.0 million after deducting for working capital adjustments, broker commissions and expenses, and legal and other expenses. The Material Products segment was classified as a discontinued operation in our 2012 year end consolidated financial statements and in our 2013 interim consolidated financial statements.

On January 15, 2013, we reached an agreement with Technology Partnerships Canada (“TPC”) to terminate all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) in exchange for a final repayment to TPC of $1.9 million Canadian. Under the terms of the Utilities Development Program (Phase 2) with TPC, total royalties were payable annually at 4% of revenue of such products and limited to a total maximum repayment of $38.3 million Canadian. On settlement with TPC on January 15, 2013, we recorded a charge of ($1.2) million to Finance income (loss) representing the excess of the settlement amount of $1.9 million over royalty amounts accrued as of the date of settlement of $0.7 million. The $1.9 million settlement is payable in four equal quarterly installments of $0.48 million starting on January 31, 2013.

On August 1, 2012, we completed an agreement to acquire key assets and product lines from IdaTech LLC (“Idatech”), a customer of Ballard for the past several years. In exchange for $7.5 million of Ballard common shares issued from treasury (7.1 million Ballard shares valued at $1.05 per share based on our share price as of the acquisition date), we acquired Idatech’s key assets including fuel cell systems inventory, prepaid rights to inventory, product lines for backup power applications, distributor and customer relationships, a license to intellectual property, the right to assume control of a contract manufacturing facility in Tijuana, Mexico, and certain property, plant and equipment. Acquired fuel cell systems inventory, prepaid rights to inventory, product lines and intellectual property consist of both direct hydrogen units as well as methanol fuelled units and are designed for deployment as emergency backup power in the networks of wireless telecom service providers. The methanol systems incorporate a fuel reformer to extract hydrogen to be used as feedstock for the fuel cells from a mixture of methanol and water.

In July 2012, we completed a 7% workforce reduction and an overall curtailment of discretionary spending designed to have a minimal impact on key product development initiatives and our manufacturing capabilities. Total restructuring and related costs of $1.6 million has been recorded in general and administration expense in our third quarter of 2012 financial results.

In June 2011, we obtained a $7.0 million Canadian (revised to $7.3 million Canadian in December 2012) award agreement from Sustainable Development Technology Canada (“SDTC”) for the period from 2011 to 2013 (extended to September 2014) to be used to extend the operating life and lower the product cost of FCgen™-1300, the fuel cell product that powers Ballard’s CLEARgen™ distributed generation system. This award is in addition to a $4.8 million Canadian (revised to $6.9 million Canadian in June 2012) award agreement from SDTC announced in 2010 for the period from 2010 to 2012 (extended to November 2013) to be used to further develop fuel cell power module technology for the transit bus market. These awards are recorded primarily as a cost offset against our research and product development expenses as the expenses are incurred on these programs.

OPERATING SEGMENTS

We report our results in the single operating segment of Fuel Cell Products. Our Fuel Cell Products segment consists of the sale and service of fuel cell products for our “commercial stage” markets of Telecom Backup Power and Material Handling and for our “development stage” markets of Bus and Distributed Generation, as well as Engineering Services for a variety of fuel cell applications.

RESULTS OF OPERATIONS (from continuing operations) – Second Quarter of 2013

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Fuel Cell Products	2013	2012	$ Change	% Change
Telecom Backup Power	$4,253	$918	$3,335	363%
Material Handling	1,485	2,047	(562)	(27%	)
Engineering Services	5,748	3,073	2,676	87%
Development Stage	3,110	786	2,324	296%
Revenues	14,597	6,824	7,773	114%
Cost of goods sold	11,361	6,529	4,832	74%
Gross Margin	$3,235	$295	$2,941	997%
Gross Margin %	22%	4%	n/a	18 pts

Fuel Cell Products Revenues of $14.6 million for the second quarter of 2013 increased 114%, or $7.8 million, compared to the second quarter of 2012. The 114% increase was driven by significantly higher Telecom Backup Power, Engineering Services and Development Stage revenues which more than offset declines in Material Handling revenues.

Telecom Backup Power revenues of $4.3 million increased $3.3 million, or 363%, as a result of new shipments (177 systems in the second quarter of 2013 as compared to 5 systems in the second quarter of 2012) of methanol-based and hydrogen-based backup power systems enabled primarily by our August 2012 acquisition of Idatech’s key assets which more than offset a decline in shipments of hydrogen-based backup power stacks. Engineering Services revenues of $5.7 million increased $2.7 million, or 87%, as services performed in 2013 on the new Volkswagen agreement and other contracts were higher than amounts performed in the second quarter of 2012 on the Anglo American Platinum Limited project and certain other automotive contracts. Material Handling revenues of $1.5 million declined ($0.6) million, or (27%), as a result of lower shipments in support of Plug Power Inc.’s GenDrive™ systems. Development stage revenues of $3.1 million increased $2.3 million, or 296%, with significantly higher Bus revenues as a result of increased shipments in 2013 of heavy-duty fuel cell bus modules to Van Hool NV and Sunline Transit Agency, which more than offset the reduction in Distributed Generation revenues due to the completion of the Toyota distributed power CLEARgen™ fuel cell system project in 2012.

Fuel Cell Products gross margins increased to $3.2 million, or 22% of revenues, for the second quarter of 2013, compared to $0.3 million, or 4% of revenues, for the second quarter of 2012. The overall increase and improvement in gross margin was driven by the 114% increase in revenues due to significantly higher Telecom Backup Power, Engineering Services and Bus sales combined with our ongoing product cost reduction efforts across all of our platforms.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2013	2012	$ Change	% Change
Research and Product
Development (operating cost)	$3,030	$3,553	$(523)	(15%	)
General and Administrative
(operating cost)	2,263	2,198	65	3%
Sales and Marketing (operating
cost)	1,775	1,446	330	23%
Cash Operating Costs	$7,068	$7,197	$(129)	(2%	)

Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the second quarter of 2013 were $7.1 million, a decline of ($0.1) million, or (2%), compared to the second quarter of 2012. The 2% reduction in the second quarter of 2013 was driven primarily by lower research and product development costs as a result of the redirection of engineering resources to revenue generating engineering service projects combined with lower operating costs across the business as a result of our continued cost reduction efforts including a 7% workforce reduction initiated in July 2012. Labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold. These cost reductions in 2013 more than offset the impact of negative accrued cash-based compensation expense of approximately ($0.9) million in the second quarter of 2012 as a result of the reversal of previously accrued cash-based compensation expense due to under performance against our 2012 corporate performance targets.

On average, as the Canadian dollar relative to the U.S. dollar was relatively consistent for the second quarter of 2013 compared to the second quarter of 2012, foreign exchange impacts on our Canadian operating cost base were relatively insignificant. A 1% increase in the Canadian dollar, relative to the U.S. dollar, negatively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.3 million.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2013	2012	$ Change	% Change
Adjusted EBITDA	$(3,275)	$(6,442)	$3,167	49%

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the second quarter of 2013 was ($3.3) million, an improvement of $3.2 million, or 49%, compared to the second quarter of 2012. The $3.2 million reduction in Adjusted EBITDA loss in the second quarter of 2013 was driven by gross margin improvements of $2.9 million as a result of the 114% increase in total revenues and the overall improvement on a percentage of revenue basis from 4% to 22%.

Net loss attributable to Ballard

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2013	2012	$ Change	% Change
Net loss attributable to Ballard from
continuing operations	$(5,203)	$(7,416)	$2,213	30%

Net loss attributable to Ballard from continuing operations for the second quarter of 2013 was ($5.2) million, or ($0.05) per share, compared to a net loss of ($7.4) million, or ($0.09) per share, in the second quarter of 2012. The $2.2 million reduction in net loss for the second quarter of 2013 was driven by the improvement in Adjusted EBITDA of $3.2 million, partially offset by higher stock-based compensation of ($1.4) million as a result of a downward adjustment to accrued stock-based compensation in 2012 as certain outstanding restricted share units ultimately failed to meet the vesting criteria in 2012 and were eventually cancelled. Net loss in the second quarter of 2013 was also negatively impacted by an impairment charge of ($0.4) million as we wrote-down our non-core investment in Chrysalix Energy Limited Partnership from $0.7 million to its estimated net realizable value of $0.3 million. Excluding the impact of this impairment charge of ($0.4) million, Normalized Net Loss (see Supplemental Non-GAAP Measures) in the second quarter of 2013 would have improved $2.6 million, or 35%, as compared to the second quarter of 2012.

Net loss attributable to Ballard from continuing operations excludes the net loss attributed to the non-controlling interests in the losses of Dantherm Power. During the second quarters of 2013 and 2012, we held a 52% equity interest in Dantherm Power. Net loss attributed to the non-controlling 38% equity interest held by Dantherm Power A/S and the non-controlling 10% equity interest held by Azure for the second quarter of 2013 was ($0.6) million, as compared to a net loss attributed to non-controlling interests of ($0.4) million for the second quarter of 2012.

Net loss attributable to Ballard from continuing operations also excludes the net income from discontinued operations of $0.8 million for the second quarter of 2012. As a result of the disposition of our Materials Products segment on January 31, 2013, the former Material Products segment has been classified as a discontinued operation in our 2013 consolidated financial statements.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2013	2012	$ Change	% Change
Cash (used in) provided by operating
activities	$(4,704)	$(11,211)	$6,507	58%

Cash used by operating activities in the second quarter of 2013 was ($4.7) million, consisting of cash operating losses of ($3.2) million and net working capital outflows of ($1.5) million. Cash used in operating activities in the second quarter of 2012 was ($11.2) million, consisting of cash operating losses of ($6.0) million and net working capital outflows of ($5.2) million. The $6.5 million reduction in cash used by operating activities in the second quarter of 2013, as compared to the second quarter of 2012, was driven primarily by the improvement in Adjusted EBITDA of $3.2 million combined with the reduction in working capital requirements of $3.7 million.

The total change in working capital of ($1.5) million in the second quarter of 2013 was due to the build of inventory to support expected higher product shipments in the last half of the year, partially offset by lower accounts receivable of $2.7 million due primarily to the timing of Engineering Services and Telecom Backup Power revenues and the related customer collections. This compares to a total change in working capital of ($5.2) million in the second quarter of 2012 which was driven by lower accounts payable of ($4.4) million due primarily to the payment of accrued 2011 annual employee bonuses, combined with higher inventory of ($1.2) million due to the buildup of inventory to support expected higher product shipments in the last half of 2012.

RESULTS OF OPERATIONS (from continuing operations) – Six months ended June 30, 2013

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Fuel Cell Products	2013	2012	$ Change	% Change
Telecom Backup Power	$10,657	$2,292	$8,365	365%
Material Handling	2,372	3,265	(893)	(27%	)
Engineering Services	8,356	6,249	2,107	34%
Development Stage	5,547	5,097	450	9%
Revenues	26,932	16,903	10,029	59%
Cost of goods sold	20,758	14,495	6,263	43%
Gross Margin	$6,174	$2,408	$3,768	156%
Gross Margin %	23%	14%	n/a	9 pts

Fuel Cell Products Revenues of $26.9 million for the first half of 2013 increased 59%, or $10.0 million, compared to the first half of 2012. The 59% increase was driven by higher Telecom Backup Power, Engineering Services and Development Stage revenues which more than offset declines in Material Handling revenues.

Telecom Backup Power revenues of $10.7 million increased $8.4 million, or 365%, as a result of new shipments (464 systems in the first half of 2013 as compared to 33 systems in the first half of 2012) of methanol-based and hydrogen-based backup power systems enabled primarily by our August 2012 acquisition of Idatech’s key assets which more than offset a decline in shipments of hydrogen-based backup power stacks. Engineering Services revenues of $8.4 million increased $2.1 million, or 34%, as services performed in 2013 on the new Volkswagen agreement and other contracts were higher than amounts performed in the first half of 2012 on the Anglo American Platinum Limited project and certain other automotive contracts. Material Handling revenues of $2.4 million declined ($0.9) million, or (27%), as a result of lower shipments in support of Plug Power Inc.’s GenDrive™ systems. Development stage revenues of $5.5 million increased $0.5 million, or 9%, as higher Bus revenues as a result of increased shipments in 2013 of heavy-duty fuel cell bus modules to Van Hool NV, Sunline Transit Agency and CTTransit, which more than offset the reduction in Distributed Generation revenues due primarily to the completion of the Toyota distributed power CLEARgen™ fuel cell system project in 2012.

Fuel Cell Products gross margins increased to $6.2 million, or 23% of revenues, for the first half of 2013, compared to $2.4 million, or 14% of revenues, for the first half of 2012. The overall increase and improvement in gross margin was driven by the 114% increase in revenues due to significantly higher Telecom Backup Power, Engineering Services and Bus sales combined with our ongoing product cost reduction efforts across all of our platforms.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2013	2012	$ Change	% Change
Research and Product
Development (operating cost)	$7,283	$8,446	$(1,163)	(14%	)
General and Administrative
(operating cost)	4,444	4,537	(93)	(2%	)
Sales and Marketing (operating
cost)	3,567	3,371	196	6%
Cash Operating Costs	$15,294	$16,354	$(1,060)	(6%	)

Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the first half of 2013 were $15.3 million, a decline of ($1.1) million, or (6%), compared to the first half of 2012. The 6% reduction in 2013 was driven primarily by lower research and product development costs as a result of the redirection of engineering resources to revenue generating engineering service projects combined with lower operating costs across the business as a result of our continued cost reduction efforts including a 7% workforce reduction initiated in July 2012. Labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

On average, as the Canadian dollar relative to the U.S. dollar was relatively consistent for the first half of 2013 compared to the first half of 2012, foreign exchange impacts on our Canadian operating cost base were relatively insignificant. A 1% increase in the Canadian dollar, relative to the U.S. dollar, negatively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.3 million.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2013	2012	$ Change	% Change
Adjusted EBITDA	$(7,923)	$(12,812)	$4,889	38%

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the first half of 2013 was ($7.9) million, an improvement of $4.9 million, or 38%, compared to the first half of 2012. The $4.9 million reduction in Adjusted EBITDA loss in 2013 was driven by gross margin improvements of $3.8 million as a result of the 59% increase in total revenues and the overall improvement on a percentage of revenue basis from 14% to 23%, combined with the reduction in Cash Operating Costs of $1.1 million.

Net loss attributable to Ballard

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2013	2012	$ Change	% Change
Net loss attributable to Ballard from
continuing operations	$(13,139)	$(16,076)	$2,937	18%

Net loss attributable to Ballard from continuing operations for the first half of 2013 was ($13.1) million, or ($0.14) per share, compared to a net loss of ($16.1) million, or ($0.19) per share, in the first half of 2012. The $2.9 million reduction in net loss for the first half of 2013 was driven by the improvement in Adjusted EBITDA of $4.9 million, partially offset by higher stock-based compensation of ($1.4) million as a result of a downward adjustment to accrued stock-based compensation in 2012, and by a ($1.2) million charge to Finance income (loss) as a result of the settlement of the TPC obligation. On settlement with TPC on January 15, 2013, we recorded a charge of ($1.2) million to Finance income (loss) representing the excess of the settlement amount of $1.9 million over royalty amounts accrued as of the date of settlement of $0.7 million. Net loss in the 2013 was also negatively impacted by an impairment charge of ($0.4) million as we wrote-down our non-core investment in Chrysalix Energy Limited Partnership from $0.7 million to its estimated net realizable value of $0.3 million. Excluding the impact of the TPC settlement charge of ($1.2) million and the Chrysalix impairment charge of ($0.4) million, Normalized Net Loss (see Supplemental Non-GAAP Measures) in the first half of 2013 would have improved $4.5 million, or 28%, as compared to the first half of 2012.

Net loss attributable to Ballard from continuing operations excludes the net loss attributed to the non-controlling interests in the losses of Dantherm Power. During the first quarter of 2013, we held a 57% equity interest in Dantherm Power as compared to a 52% equity interest held in the second quarter of 2013 and throughout the first half of 2012. As a result of the Azure investment in Dantherm Power on March 31, 2013, we now hold a 52% equity interest in Dantherm Power as compared to the non-controlling 38% equity interest held by Dantherm Power A/S and the non-controlling 10% equity interest held by Azure. Net loss attributed to non-controlling interests for the first half of 2013 was ($1.0) million, as compared to ($0.5) million for the first half of 2012. The increased loss at Dantherm Power in 2013 is primarily a result of lower gross margins as a result of lower engineering services revenues.

Net loss attributable to Ballard from continuing operations also excludes the net income (loss) from discontinued operations of ($0.1) million for the first half of 2013 and $1.0 million for the first half of 2012. As a result of the disposition of our Materials Products segment on January 31, 2013, the former Material Products segment has been classified as a discontinued operation in our 2013 consolidated financial statements.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2013	2012	$ Change	% Change
Cash (used in) provided by operating
activities	$(11,702)	$(26,329)	$14,627	56%

Cash used by operating activities in the first half of 2013 was ($11.7) million, consisting of cash operating losses of ($9.4) million and net working capital outflows of ($2.3) million. Cash used in operating activities in the first half of 2012 was ($26.3) million, consisting of cash operating losses of ($12.5) million and net working capital outflows of ($13.8) million. The $14.6 million reduction in cash used by operating activities in the first half of 2013, as compared to the first half of 2012, was driven primarily by the improvement in Adjusted EBITDA of $4.9 million combined with the reduction in working capital requirements of $11.6 million.

The total change in working capital of ($2.3) million in the first half of 2013 was driven by higher inventory of ($2.9) million due to the build of inventory to support expected higher product shipments in the last half of the year, and by higher accounts receivable of ($2.4) million primarily as a result of the timing of Telecom Backup Power revenues and the related customer collections, partially offset by higher deferred revenue of $1.9 million as we received Engineering Services and SDTC government grant receipts in advance of incurring the related contract work. This compares to a total change in working capital of ($13.8) million in the first half of 2012 which was driven by increased inventory of ($3.2) million made in support of expected higher product shipments in the last half of the year, lower accounts payable and accrued liabilities of ($7.8) million due to the payment of accrued 2011 annual employee bonuses combined with increased supplier payments as a result of the higher inventory levels, and by lower deferred revenue and cost recovery of ($1.9) million as we recognized revenue and incurred the related research and product development expenditures for previously received customer deposits and government funding awards.

RESULTS OF DISCONTINUED OPERATIONS – 2013

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2013	2012	$ Change	% Change
Revenues	$-	$3,448	$(3,448)	(100%	)
Cost of goods sold	-	2,232	(2,232)	(100%	)
Gross margin	-	1,216	(1,216)	(100%	)
Operating expenses	-	(401)	401	100%
Income taxes	-	(33)	33	100%
Net earnings from
discontinued
operations	$-	$782	$(782)	(100%	)
(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2013	2012	$ Change	% Change
Revenues	$867	$6,914	$(6,047)	(87%	)
Cost of goods sold	610	4,790	(4,180)	(87%	)
Gross margin	257	2,124	(1,867)	(88%	)
Operating expenses	(240)	(1,055)	815	77%
Impairment charge on
property, plant and
equipment	(50)	-	(50)	(100%	)
Income taxes	(9)	(70)	61	87%
Net earnings (loss)
from discontinued
operations	$(42)	$999	$(1,041)	(104%	)

As a result of the disposition of our Materials Products segment on January 31, 2013, the former Material Products segment has been classified as a discontinued operation in our 2013 consolidated financial statements. As such, the operating results of the former Material Products segment for both 2013 and 2012 have been removed from our results from continuing operations and are instead presented separately in the statement of comprehensive income as income (or loss) from discontinued operations. The former Materials Product segment comprised carbon fiber products primarily for automotive transmissions and GDL’s for fuel cells.

Impairment charges in the first quarter of 2013 were determined based on a fair value less costs to sell assessment which compared the segment’s carrying value at January 31, 2013 to the actual net proceeds received on disposition on January 31, 2013. As a result of this assessment, we recorded a ($0.1) million write-down of property, plant and equipment in the first quarter of 2013.

OPERATING EXPENSES AND OTHER ITEMS FROM CONTINUING OPERATIONS

Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Research and product development	2013	2012	$ Change	% Change
Research and product development expense	$4,142	$4,068	$74	2%
Less: Depreciation and amortization expense	$(803)	$(607)	$(196)	(32%	)
Less: Stock-based compensation (expense) recovery	$(309)	$92	$(401)	(436%	)
Research and product development (operating cost)	$3,030	$3,553	$(523)	(15%	)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Research and product development	2013	2012	$ Change	% Change
Research and product development expense	$9,438	$9,976	$(538)	(5%	)
Less: Depreciation and amortization expense	$(1,530)	$(1,306)	$(224)	(17%	)
Less: Stock-based compensation expense	$(625)	$(224)	$(401)	(179%	)
Research and product development (operating cost)	$7,283	$8,446	$(1,163)	(14%	)

Research and product development expenses for the three months ended June 30, 2013 were $4.1 million, an increase of $0.1 million, or 2%, compared to the corresponding period of 2012. Excluding depreciation and amortization expense of ($0.8) million and ($0.6) million, respectively, and excluding stock-based compensation (expense) recovery of ($0.3) million and $0.1 million, respectively, in each of the periods, research and product development costs were $3.0 million, a decline of ($0.5) million, or (15%), compared to the second quarter of 2012.

Research and product development expenses for the six months ended June 30, 2013 were $9.4 million, a decrease of ($0.5) million, or 5%, compared to the corresponding period of 2012. Excluding depreciation and amortization expense of ($1.5) million and ($1.3) million, respectively, and excluding stock-based compensation expense of ($0.6) million and ($0.2) million, respectively, in each of the periods, research and product development costs were $7.3 million, a decline of ($1.2) million, or (14%), compared to the first half of 2012.

The respective 15% and 14% reductions in 2013 were primarily as a result of the redirection of engineering labour resources to revenue generating engineering service projects, by the receipt of government funding for certain of our research and product development efforts, and by lower operating costs across the business due to our continued cost reduction efforts including a 7% workforce reduction initiated in July 2012. These cost reductions in 2013 more than offset the impact of a downward adjustment to accrued cash-based compensation expense recorded in the first half of 2012 as a result of under performing against our 2012 corporate performance targets. Government research funding is reflected as a cost offset to research and product development expenses, whereas labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

The increase in stock-based compensation expense in 2013 was due primarily to a downward adjustment to accrued stock-based compensation in 2012 as certain outstanding restricted share units ultimately failed to meet the vesting criteria in 2012 and were eventually cancelled in 2012.

General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
General and administrative	2013	2012	$ Change	% Change
General and administrative expense	$2,874	$2,280	$594	26%
Less: Depreciation and amortization expense	$(45)	$(47)	$2	4%
Less: Restructuring charges	$(135)	$(304)	$169	56%
Less: Acquisition and integration costs	$15	$-	$15	n/a
Less: Stock-based compensation (expense) recovery	$(446)	$269	$(715)	(266%	)
General and administrative (operating cost)	$2,263	$2,198	$65	3%

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
General and administrative	2013	2012	$ Change	% Change
General and administrative expense	$5,869	$5,046	$823	16%
Less: Depreciation and amortization expense	$(92)	$(120)	$28	23%
Less: Restructuring charges	$(354)	$(304)	$(50)	(16%	)
Less: Acquisition and integration costs	$(78)	$-	$(78)	n/a
Less: Stock-based compensation expense	$(901)	$(85)	$(816)	(960%	)
General and administrative (operating cost)	$4,444	$4,537	$(93)	(2%	)

General and administrative expenses for the three months ended June 30, 2013 were $2.9 million, an increase of $0.6 million, or 26%, compared to the corresponding period of 2012. Excluding depreciation and amortization expense, restructuring charges, and stock-based compensation (expense) recovery of ($0.4) million and $0.3 million, respectively, in each of the periods, general and administrative costs were $2.3 million, an increase of $0.1 million, or 3%, compared to the second quarter of 2012.

General and administrative expenses for the six months ended June 30, 2013 were $5.9 million, an increase of $0.8 million, or 16%, compared to the corresponding period of 2012. Excluding depreciation and amortization expense, restructuring charges, acquisition and integration costs, and stock-based compensation expense of ($0.9) million and ($0.1) million, respectively, in each of the periods, general and administrative costs were $4.4 million, a decrease of ($0.1) million, or (2%), compared to the first half of 2012.

The relatively flat general and administrative costs in 2013 were primarily as a result of our continued cost reduction efforts across the business including a 7% workforce reduction initiated in July 2012 which effectively offset the negative impact of a downward adjustment to accrued cash-based compensation expense recorded in the first half of 2012 and higher one-time legal expenses (approximately $0.3 million) incurred in the first quarter of 2013 related to the Volkswagen contract and the TPC settlement.

The increase in stock-based compensation expense in 2013 was due primarily to a downward adjustment to accrued stock-based compensation in 2012 as certain outstanding restricted share units ultimately failed to meet the vesting criteria in 2012 and were eventually cancelled in 2012. Restructuring charges of $0.4 million in the first half of 2013 $0.3 million in the first half of 2012 relate primarily to minor restructurings focused on overhead cost reduction.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Sales and marketing	2013	2012	$ Change	% Change
Sales and marketing expense	$1,922	$1,354	$569	42%
Less: Stock-based compensation (expense) recovery	$(147)	$92	$(239)	(260%	)
Sales and marketing (operating cost)	$1,775	$1,446	$330	23%

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Sales and marketing	2013	2012	$ Change	% Change
Sales and marketing expense	$3,858	$3,452	$406	12%
Less: Stock-based compensation expense	$(291)	$(81)	$(210)	(259%	)
Sales and marketing (operating cost)	$3,567	$3,371	$196	6%

Sales and marketing expenses for the three months ended June 30, 2013 were $1.9 million, an increase of $0.6 million, or 42%, compared to the corresponding period of 2012. Excluding stock-based compensation (expense) recovery of ($0.1) million and $0.1 million, respectively, in each of the periods, sales and marketing costs were $1.8 million, an increase of $0.3 million, or 23%, compared to the second quarter of 2012.

Sales and marketing expenses for the six months ended June 30, 2013 were $3.9 million, an increase of $0.4 million, or 12%, compared to the corresponding period of 2012. Excluding stock-based compensation expense of ($0.3) million and ($0.1) million, respectively, in each of the periods, sales and marketing costs were $3.6 million, an increase of $0.2 million, or 6%, compared to the second quarter of 2012.

The respective 23% and 6% increases in 2013 were primarily as a result of increased investment in sales and marketing capacity in the Telecom Backup Power market due to our acquisition of the Idatech assets in August 2012.

Finance income (loss) and other for the three and six months June 30, 2013 was $0.7 million and $0.1 million, respectively, compared to ($0.1) million and $0.3 million, respectively, for the corresponding periods of 2012. The following tables provide a breakdown of our finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2013	2012	$ Change	% Change
Employee future benefit plan expense	$(127)	$-	$(127)	(100%	)
Investment and other income	31	44	(13)	(30%	)
Foreign exchange gain (loss)	826	(120)	946	788%
Finance income (loss) and other	$730	$(76)	$806	1,061%
(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2013	2012	$ Change	% Change
Employee future benefit plan expense	$(127)	$-	$(127)	(100%	)
Settlement of TPC funding obligation	(1,197)	-	(1,197)	n/a
Investment and other income	62	114	(52)	(46%	)
Foreign exchange gain (loss)	1,313	186	1,127	606%
Finance income (loss) and other	$51	$300	$249	83%

Employee future benefit plan expense for the three and six months ended June 30, 2013 and 2012 were nominal. Employee future benefit plan expense primarily represents the excess of interest cost on plan obligations in excess of the expected return on plan assets related to a curtailed defined benefit pension plan for our current and former United States employees.

Settlement expense related to the TPC funding obligation of ($1.2) million recorded in the six months ended June 30, 2013 represents the excess of the settlement amount of $1.9 million over royalty amounts accrued as of the date of settlement of $0.7 million. On January 15, 2013, we reached an agreement with Technology Partnerships Canada (“TPC”) to terminate all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) in exchange for a final repayment to TPC of $1.9 million Canadian.

Foreign exchange gains and losses are attributable primarily to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses are also impacted by the conversion of Dantherm Power’s assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date.

Investment and other income for the three and six months ended June 30, 2013 and 2012 were nominal and were earned primarily on our cash, cash equivalents and short-term investments.

Finance expense for the three and six months ended June 30, 2013 was $0.5 million and $0.9 million, respectively, compared to $0.3 million and $0.8 million, respectively, for the corresponding periods of 2012. Finance expense relates primarily to the sale and leaseback of our head office building in Burnaby, British Columbia which was completed on March 9, 2010. Due to the long term nature of the lease, the leaseback of the building qualifies as a finance (or capital) lease.

Impairment loss on investment for the three and six months ended June 30, 2013 was ($0.4) million and consists of an impairment charge related to our non-core investment in Chrysalix Energy Limited Partnership which was written down from $0.7 million to its estimated net realizable value of $0.3 million.

Net loss attributed to non-controlling interests for the three and six months ended June 30, 2013 was ($0.6) million and ($1.0) million, respectively, compared to ($0.4) million and ($0.5) million, respectively, for the corresponding periods of 2012. Amounts primarily represent the non-controlling interest of Dantherm A/S and Azure in the losses of Dantherm Power as a result of their 43% total equity interest in the first quarter of 2013 and their 48% total equity interest in the second quarter of 2013 and throughout 2012. The decline in performance at Dantherm Power in the first half of 2013 as compared to the first half of 2012 is primarily a result of a decline in higher margin engineering services revenues in 2013.

SUMMARY OF QUARTERLY RESULTS FROM CONTINUING OPERATIONS

The following table provides summary financial data for our last eight quarters from continuing operations:

(Expressed in thousands of U.S. dollars, except per share amounts and weighted average shares outstanding which are expressed in thousands)	Quarter ended,
	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012
Revenues from continuing operations	$14,597	$12,335	$16,476	$10,311
Net income (loss) attributable to Ballard from continuing operations	$(5,203)	$(7,936)	$(16,809)	$(9,185)
Net income (loss) per share attributable to Ballard from continuing operations, basic and diluted	$(0.05)	$(0.09)	$(0.18)	$(0.10)
Weighted average common shares outstanding	99,233	92,233	91,801	89,269

	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011
Revenues	$6,824	$10,079	$16,973	$15,071
Net income (loss) attributable to Ballard	$(7,416)	$(8,660)	$(7,969)	$(8,337)
Net income (loss) per share attributable to Ballard from continuing operations, basic and diluted	$(0.09)	$(0.10)	$(0.09)	$(0.10)
Weighted average common shares outstanding	84,621	84,566	84,549	84,548

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results from continuing operations. Variations in our net loss for the above periods were affected primarily by the following factors:

  Revenues: Variations in fuel cell revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus and fuel cell product deployments as well as the demand and timing of their engineering services projects. Variations in fuel cell revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts including our contract with Volkswagen which commenced in the first quarter of 2013. Revenues were also positively impacted in the first and second quarters of 2013 and in the third and fourth quarters of 2012 as a result of our acquisition of Idatech’s key assets and product lines as of August 1, 2012. Revenues were also positively impacted in the third and fourth quarters of 2011 by a manufacturing supply agreement with Daimler and a Daimler subsidiary which was completed in October 2011. Contract Automotive revenues of $1.9 million (Q3-11: $1.8 million, and Q4-11: $0.1 million) and Fuel Cell Products revenues of $3.0 million (Q3- 11: $2.6 million, Q4-11: $0.4 million) in the last half of 2011 were derived from this contract manufacturing agreement.

  Operating expenditures: Operating expenses were negatively impacted by restructuring charges of ($1.6) million in the third quarter of 2012 as a result of a 7% workforce reduction, and restructuring charges of ($0.4) million in the third quarter of 2011 due to a corporate leadership restructuring. Restructuring charges are recognized in general and administrative expense.

  Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.

  Finance income (loss): The net loss for the first quarter of 2013 was negatively impacted by a charge of $1.2 million related to the settlement of a TPC funding obligation.

  Impairment loss on property, plant and equipment: The net loss for the fourth quarter of 2012 and the fourth quarter of 2011 was negatively impacted by an impairment charge of ($0.6) million and ($1.7) million, respectively, related to the write-down of manufacturing equipment never put into use.

  Impairment loss on investment: The net loss for the second quarter of 2013 was negatively impacted by an impairment charge of ($0.4) million related to a write-down of our non-core investment in Chrysalix Energy Limited Partnership.

  Impairment loss on goodwill: The net loss for the fourth quarter of 2012 was negatively impacted by an impairment charge of ($10.0) million related to a write-down of goodwill in our Fuel Cell Products segment.

CASH FLOWS

Cash, cash equivalents and short-term investments were $25.8 million (or $23.1 million net of Operating Facility draws of $2.7 million) at June 30, 2013, compared to $21.8 million (or $12.5 million net of Operating Facility draws of $9.4 million) at December 31, 2012. The increase in cash, cash equivalents and short-term investments of $4.0 million in 2013 was driven by net proceeds on sale of the Material Products segment of $9.0 million, Offering net proceeds of $6.8 million, Anglo Note financing of $4.0 million and the Azure investment in Dantherm Power of $2.0 million. These inflows were partially offset by a net loss (excluding non-cash items) of ($9.4) million, by net working capital requirements of ($2.3) million, and by net repayments against the Operating Facility of ($6.2) million.

For the three months ended June 30, 2013, cash used by operating activities was ($4.7) million, consisting of cash operating losses of ($3.2) million and net working capital outflows of ($1.5) million. For the three months ended June 30, 2012, cash used by operating activities was ($11.2) million, consisting of cash operating losses of ($6.0) million and net working capital outflows of ($5.2) million. The $6.5 million reduction in cash used by operating activities in the second quarter of 2013, as compared to the second quarter of 2012, was driven by lower cash operating losses of $2.8 million combined with lower working capital requirements of $3.7 million. The $2.8 million decline in cash operating losses was due primarily to the $3.2 million improvement in Adjusted EBITDA. In the second quarter of 2013, net working capital cash outflows of ($1.5) million were driven by higher inventory of ($3.2) million due to the build of inventory to support expected higher product shipments in the last half of the year, combined with lower accounts payable and accrued liabilities of ($1.0) million due to the quarterly TPC settlement payment and increased supplier payments. These working capital outflows in the second quarter of 2013 were partially offset by cash inflows as a result of lower accounts receivable of $2.7 million due primarily to the timing of Engineering Services and Telecom Backup Power revenues and the related customer collections. Working capital outflows of ($5.2) million in the second quarter of 2012 were driven by lower accounts payable of ($4.4) million due primarily to the payment of accrued 2011 annual employee bonuses, combined with higher inventory of ($1.2) million due to the buildup of inventory to support expected higher product shipments in the last half of 2012 and by lower deferred revenue and cost recovery of ($0.9) million as we recognized revenue and incurred the related research and product development expenditures for previously received customer deposits and government funding awards. These working capital outflows in the second quarter of 2012 were partially offset by cash inflows as a result of lower accounts receivable of $2.5 million due to the timing of revenues and the related customer collections.

For the six months ended June 30, 2013, cash used by operating activities was ($11.7) million, consisting of cash operating losses of ($9.4) million and working capital requirements of ($2.3) million. For the six months ended June 30, 2012, cash used by operating activities was ($26.3) million, consisting of cash operating losses of ($12.5) million and working capital requirements of ($13.8) million. The $14.6 million reduction in cash used by operating activities in the first half of 2013, as compared to the first half of 2012, was driven by reductions in cash operating losses of $3.0 million combined with lower working capital requirements of $11.6 million. The $3.0 million decline in cash operating losses was due primarily to the $4.9 million improvement in Adjusted EBITDA, partially offset by a charge of ($1.2) million related to the settlement of the TPC funding obligation. In the first half of 2013, net working capital outflows of ($2.3) million was driven by higher inventory of ($2.9) million due to the build of inventory to support expected higher product shipments in the last half of the year, and by higher accounts receivable of ($2.4) million primarily as a result of the timing of Telecom Backup Power revenues and the related customer collections, partially offset by higher deferred revenue of $1.9 million as we received Engineering Services and SDTC government grant receipts in advance of incurring the related contract work. Working capital outflows of ($13.8) million during the first half of 2012 were driven by increased inventory of ($3.2) million made in support of expected higher product shipments in the last half of the year, lower accounts payable and accrued liabilities of ($7.8) million due to the payment of accrued 2011 annual employee bonuses combined with increased supplier payments as a result of the higher inventory levels, and by lower deferred revenue and cost recovery of ($1.9) million as we recognized revenue and incurred the related research and product development expenditures for previously received customer deposits and government funding awards.

Investing activities resulted in cash inflows of $8.9 million and $21.2 million, respectively, for the three and six months ended June 30, 2013, compared to cash inflows of $1.4 million and $12.8 million for the corresponding periods of 2012. Changes in short-term investments resulted in cash inflows of $8.9 million and $12.1 million, respectively, for the three and six month periods ended June 30, 2013, compared to cash inflows of $1.8 million and $13.0 million, respectively, for the corresponding periods of 2012. Balances change between cash equivalents and short-term investments as we make investment decisions with regards to the term of investments and our future cash requirements.

Other Investing activities in the first half of 2013 consist primarily of net proceeds of $9.0 million received from the disposition of the former Material Products segment. Other investing activities in the first half of 2012 consist primarily of proceeds on sale of $0.3 million for previously impaired manufacturing equipment, less capital expenditures of ($0.5) million.

Financing activities resulted in cash outflows of ($1.6) million and inflows of $6.5 million, respectively, for the three and six months ended June 30, 2013, compared to cash outflows of ($0.2) million and inflows of $4.9 million, respectively, for the corresponding periods of 2012. Financing activities in the first half of 2013 include net Offering proceeds of $6.8 million, Anglo Note financing of $4.0 million, and proceeds related to the Azure investment in Dantherm Power of $2.0 million. These financing cash inflows in 2013 were partially offset by repayments of ($6.2) million against our Operating Facility which is used to assist with the financing of our working capital requirements and by finance lease payments of ($0.5) million. Financing activities in the first half of 2012 primarily represent advances, net of repayments, of $4.9 million on our Operating Facility. Financing activities in 2012 also include proceeds on convertible debenture financing from the Dantherm Power non-controlling interests to Dantherm Power of $0.5 million, partially offset by finance lease payments of ($0.5) million.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2013, we had total Liquidity of $23.1 million. We measure Liquidity as our net cash position, consisting of the sum of our cash, cash equivalents and short-term investments of $25.8 million, net of amounts drawn on our $10 million Canadian demand revolving facility (“Operating Facility”) of $2.7 million. The Operating Facility is used to assist in financing our short term working capital requirements and is secured by a hypothecation of our cash, cash equivalents and short-term investments.

We also have a $3.3 million Canadian capital leasing facility (“Leasing Facility”) which is used to finance the acquisition and / or lease of operating equipment and is secured by a hypothecation of our cash, cash equivalents and short-term investments. At June 30, 2013, $2.1 million was outstanding on the Leasing Facility.

Our Liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities at all times. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan aimed at continued focus on Fuel Cell Products revenue growth, improving overall gross margins, minimizing Cash Operating Costs, managing working capital requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. As a result of our recent actions to bolster our cash balances including the disposition of the Material Products division, the equity Offering, and the issuance of the Anglo Note, we believe that we have adequate liquidity in cash and working capital to meet this Liquidity objective and to finance our operations. However, failure to achieve or maintain this Liquidity objective will have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this Liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, and make increased investments in working capital as we grow our business, our actual liquidity requirements will also vary and will be impacted by our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

In addition to our existing cash reserves, there are currently 7.275 million warrants outstanding (expire March 27, 2018), each of which enables the holder to purchase one common share at a fixed price of $1.50 per common share. If any of these warrants are exercised, our liquidity position would be augmented. We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable such an action, we maintain a short form base shelf prospectus (“Prospectus”) filed in April 2012 in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 (“Registration Statement”) with the United States Securities and Exchange Commission. These filings enable offerings of equity securities during the effective period of the Prospectus and Registration Statements. However, no assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company.

2013 BUSINESS OUTLOOK

On a continuing operations basis, we continue to expect:

  Revenue growth in 2013 in excess of 30% over 2012 (or at least $56.8 million from $43.7 million in 2012); and

  Adjusted EBITDA improvement in 2013 in excess of 50% from 2012 (or lower than ($11.1) million from ($22.1) million in 2012).

Our business revenue outlook for 2013 is based on our internal revenue forecast which reflects an assessment of overall business conditions and takes into account actual sales in the first half of 2013, sales orders received for units and services to be delivered in the second half of 2013, and an estimate with respect to the generation of new sales in each of our markets for the second half of 2013. The primary risk factors that could cause us to miss our revenue guidance for 2013 are delays from forecast in terms of closing and delivering expected sales primarily in our Telecom Backup Power and Engineering Services markets, and potential disruptions in the Material Handling market as a result of our reliance on a single customer in this market.

The key drivers for the expected improvement in Adjusted EBITDA for 2013 are expected increases in gross margins driven primarily by the above noted overall increase in expected revenues combined with an expected increase in higher-margin Engineering Services revenues, supported by continued operating expense optimization and a resulting reduction in Cash Operating Costs in 2013 to the mid-$20 million range from $30.3 million in 2012. Furthermore, we continue to expect Adjusted EBITDA and Cash Operating Costs to be improved in the last half of 2013, as compared to the first half of 2013, primarily due to an expected increase in higher margin, labour-based Engineering Services revenues combined with our continued cost optimization efforts across the business.

Our Adjusted EBITDA outlook for 2013 is based on our internal Adjusted EBITDA forecast and takes into account our forecasted gross margin related to the above revenue forecast, the costs of our current and forecasted Cash Operating Costs, and assumes an average U.S. dollar exchange rate of 0.97 in relation to the Canadian dollar for the remainder of 2013. The primary risk factor that could cause us to miss our target Adjusted EBITDA outlook for 2013 is lower than expected gross margins due to (i) unexpected delays in terms of closing and delivering expected sales orders primarily in our Engineering Services and Telecom Backup Power markets, or lower revenues from forecast due to potential disruptions in the Material Handling market as a result of our reliance on a single customer in this market; (ii) shifts in product and service sales mix negatively impacting projected gross margin as a percentage of revenues; or (iii) delays in the timing of our projected product cost reductions. In addition, Adjusted EBITDA could also be negatively impacted by increases in Cash Operating Costs as a result of (i) lower than anticipated labour-based engineering services revenues or government cost recoveries, or increased product development costs due to unexpected cost overruns; or (ii) negative foreign exchange impacts due to a higher than expected Canadian dollar. A 1% increase in the Canadian dollar, relative to the U.S. dollar, negatively impacts Adjusted EBITDA and Cash Operating Costs by approximately $0.3 million.

Consistent with our revenue, Cash Operating Cost and Adjusted EBITDA performance expectations for the remainder of 2013 and the resulting expected impacts on gross margin and working capital, we continue to expect cash used in operating activities in 2013 to be higher in the first and second quarters of 2013, as compared to the third and fourth quarters of 2013. Cash used in operating activities in the first two quarters of 2013 was negatively impacted by the buildup of inventory to support expected higher product shipments in the third and fourth quarters and by the timing of expected revenues and the related customer collections which are expected to be skewed towards the last half of the year.

Our cash flow from operations outlook for 2013 is based on our internal net cash forecast and takes into account our actual results for the first half of 2013 and our forecasted net cash requirements for the balance of the year as a result of the above noted Adjusted EBITDA forecast and our expectations for working capital requirements, capital expenditures, and other investing, and financing activities for the year. The primary risk factors that could cause us to miss our cash flow from operations expectations for 2013 are lower than expected Adjusted EBITDA performance as a result of the occurrence of any or all of the above noted risk factors, and increased working capital requirements primarily as a result of (i) higher than anticipated accounts receivable due to delays in the timing of revenues and the related customer collections, (ii) unexpected changes in the timing and amount of expected government grants and the related contract payments; (iii) unexpected changes in the timing and mix of supplier purchases and payments; and (iv) increased inventory levels due to unexpected changes in the timing and mix of expected product shipments.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

Periodically, we use forward foreign exchange and forward platinum purchase contracts to manage our exposure to currency rate fluctuations and platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are either (i) recorded in our statement of comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in our statement of operations if either not designated, or not qualified, under hedge accounting criteria. At June 30, 2013, we did not have any outstanding foreign exchange currency contracts or outstanding platinum forward purchase contracts.

At June 30, 2013, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

At June 30, 2013 we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than one year	1-3 years	3-5 years	After 5 years
Operating leases	$19,662	$2,384	$5,093	$5,201	$6,984
Capital leases	18,422	1,820	4,082	2,650	9,870
Asset retirement obligations	6,021	-	-	-	6,021
Total contractual obligations	$44,105	$4,204	$9,175	$7,851	$22,875

In addition to the contractual purchase obligations above, we have outstanding commitments of $0.2 million related primarily to purchases of capital assets at June 30, 2013. Capital expenditures pertain to our regular operations and are expected to be funded through cash on hand.

Prior to January 15, 2013, we also had previous funding obligations that were repayable through potential royalties in respect of sales of certain fuel cell-based stationary power products under a development program with the Canadian government agency, Technology Partnerships Canada (“TPC”). Under the terms of the Utilities Development Program (Phase 2) with TPC, total royalties were payable annually at 4% of revenue of such products and limited to a total maximum repayment of $38.3 million Canadian. As at January 15, 2013, a cumulative total of $5.3 million Canadian in royalty repayments has been made to TPC for Phase 2. On January 15, 2013, we reached an agreement with TPC to terminate the Company’s obligation for all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) in exchange for a final repayment to TPC of $1.9 million Canadian. The $1.9 million settlement is payable in four equal quarterly installments of $0.48 million starting on January 31, 2013

As at June 30, 2013, there were no other significant changes in our contractual obligations and commercial commitments from those reported in our Management’s Discussion and Analysis for the year ended December 31, 2012.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel, and our minority interest partners in Dantherm Power. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices at fair value. Related party transactions and balances are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended		Six months ended
		June 30,		June 30,
Transactions with related parties	2013	2012	2013	2012
Revenues	$401	$-	$401	$-
Purchases	$28	$99	$69	$144
Finance expense on convertible debenture payable	$106	$53	$194	$107

(Expressed in thousands of U.S. dollars)	As at June 30,
Balances with related parties	2013	2012
Trade accounts payable	$61	$225
Interest payable	$106	$242
Convertible debenture payable and revolving credit facility	$3,387	$1,948

OUTSTANDING SHARE DATA
As at July 31, 2013
Common share outstanding	99,320,019
Options outstanding	7,044,451

CRITICAL ACCOUNTING POLICIES AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual result may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical Judgments in Applying Accounting Policies:

Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of the Corporation’s ability to continue as a going concern (See Note 2 (e) to our condensed consolidated interim financial statements).

Our significant accounting policies are detailed in note 3 to our annual consolidated financial statements for the year ended December 31, 2012, with the exception of the new accounting standards adopted by the Corporation effective January 1, 2013 which are detailed in Note 3 to the condensed consolidated interim financial statements.

Key Sources of Estimation Uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next financial year.

REVENUE RECOGNITION

Revenues are generated primarily from product sales and services in our Fuel Cell Products, Contract Automotive and Material Products segments. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to us; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties. Revenue recognition for standard equipment and material sales contracts does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

  The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

  The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

During the three and six months ended June 30, 2013 and 2012, there were no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated at least annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. Cash-generating units to which goodwill has been allocated reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if our market capitalization decreased due to a decline in the trading price of our common stock, which could negatively impact the fair value of our operating segments.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Based on the impairment test performed as at December 31, 2012 and our assessment of current events and circumstances, we have concluded that no goodwill impairment test was required for the three and six months ended June 30, 2013.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three and six months ended June 30, 2013, we recorded provisions to accrued warranty liabilities of $0.3 million and $0.8 million, respectively, for new product sales, compared to nil and $0.8 million, respectively, for the three and six months ended June 30, 2012.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three and six months ended June 30, 2013 were adjusted downwards by a net amount of $0.3 million and $0.7 million, respectively, compared to a net adjustment downwards of $0.2 million and $0.4 million, respectively, for the three and six months ended June 30, 2012. The adjustments to reduce accrued warranty liabilities were primarily due to contractual expirations, changes in estimated costs to repair, and improved lifetimes and reliability of our fuel cell products.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three and six months ended June 30, 2013, inventory provisions of nil and $0.1 million, respectively, were recorded as a charge to cost of product and service revenues, compared to $0.2 million and $0.3 million, respectively, for the three and six months ended June 30, 2012.

EMPLOYEE FUTURE BENEFITS

The present value of our defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. As of June 30, 2013 and 2012, we have not recorded any deferred income tax assets on our consolidated statement of financial position.

NEW AND FUTURE IFRS ACCOUNTING POLICIES

Recently Adopted Accounting Policy Changes:

As required by IFRS, we adopted the following accounting standard changes effective January 1, 2013.

IFRS 10 – CONSOLIDATED FINANCIAL STATEMENTS

In May 2011, the IASB published IFRS 10 “Consolidated Financial Statements” which is a replacement of SIC-12 “Consolidation – Special Purpose Entities”, and certain parts of IAS 27 “Consolidated and Separate Financial Statements”. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, employing the following factors to identify control:

a) Power over the investee;

b) Exposure or rights to variable returns from involvement with the investee;

c) The ability to use power over the investee to affect the amount of the investor’s returns.

The adoption of IFRS 10 did not change our conclusions around control of our investees, and therefore no adjustment to previous accounting for investees was required in the consolidated financial statements.

IFRS 11 – JOINT ARRANGEMENTS

In May 2011, the IASB published IFRS 11 “Joint Arrangements” which supersedes IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers”. IFRS 11 requires that joint ventures be accounted for using the equity method of accounting and eliminates the need for proportionate consolidation.

We were not impacted by the adoption of IFRS 11.

IFRS 12 – DISCLOSURE OF INTERESTS IN OTHER ENTITIES

In May 2011, the IASB published IFRS 12 “Disclosure of Interests in Other Entities” which requires that an entity disclose information on the nature of and risks associated with its interests in other entities (i.e. subsidiaries, joint arrangements, associates or unconsolidated structured entities) and the effects of those interests on its financial statements.

The adoption of IFRS 12 did not have a material impact on our consolidated financial statements.

IFRS 13 – FAIR VALUE MEASUREMENT

In May 2011, the IASB published IFRS 13 “Fair Value Measurement” to establish a single framework for fair value measurement of financial and non-financial items. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also requires disclosure of certain information on fair value measurements.

The adoption of IFRS 13 did not have a material impact on our consolidated financial statements. In accordance with IFRS 13, we have included additional fair value disclosures in our condensed consolidated interim financial statements for the first half of 2013.

AMENDMENTS TO IAS 19 – EMPLOYEE BENEFITS

In June 2011, the IASB issued amendments to IAS 19 “Employee Benefits”. Changes in defined benefit obligations and plan assets are to be recognized in other comprehensive income when they occur, thus eliminating the corridor approach and accelerating recognition of past service cost. Net interest is to be recognized in net earnings and calculated using the discount rate by reference to market yields at the end of the reporting period on high quality corporate bonds. The actual return on plan assets minus net interest is to be recognized in other comprehensive income.

The adoption of IFRS 19 is not expected to have a material impact on our financial statements as our accounting policy for employee benefits for the presentation of pension expense and the immediate recognition of actuarial gains and losses in other comprehensive income is consistent with the requirements of the amended IAS 19 standard. However, additional disclosures will now be required in relation to the revised standard for the year ended December 31, 2013. Furthermore, the computation of annual expense will now be based on the application of the discount rate used for the calculation of the defined benefit obligation to the expected return on plan assets, the impact of which is not expected to be material.

AMENDMENTS TO IAS 1 – FINANCIAL STATEMENT PRESENTATION

In June 2011, the IASB issued amendments to IAS 1 “Presentation of Financial Statements”. Items of other comprehensive income and the corresponding tax expense are required to be grouped into those that will and will not subsequently be reclassified through net earnings.

The adoption of the amendments to IAS 1 did not have a material impact on our financial statements. In accordance with the amendments to IAS 1, we have modified our statement of profit or loss and other comprehensive income in our condensed consolidated interim financial statements for the first half of 2013.

Future Accounting Policy Changes:

The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates.

IFRS 9 – FINANCIAL INSTRUMENTS

In November 2009, the International Accounting Standards Board (“IASB”) published IFRS 9 “Financial Instruments”. This new standard simplifies the classification and measurement of financial assets set out in IAS 39 “Financial Instruments: Recognition and Measurement”. Financial assets are to be measured at amortized cost or fair value. They are to be measured at amortized cost if the two following conditions are met:

a) The assets are held within a business model whose objective is to collect contractual cash flows; and

b) The contractual cash flows are solely payments of principal and interest on the outstanding principal.

All other financial assets are to be measured at fair value through net earnings. The entity may, if certain conditions are met, elect to use the fair value option instead of measurement at amortized cost. As well, the entity may choose upon initial recognition to measure non-trading equity investments at fair value through comprehensive income. Such a choice is irrevocable.

In October 2010, the IASB issued revisions to IFRS 9, adding the requirements for classification and measurement of financial liabilities contained in IAS 39 and further points. For financial liabilities measured at fair value through net earnings using the fair value option, the amount of change in a liability’s fair value attributable to changes in its credit risk is recognized directly in other comprehensive income.

In December 2011, the IASB deferred the mandatory effective date of IFRS 9 to fiscal years beginning on or after January 1, 2015. Early adoption is permitted under certain conditions. An entity is not required to restate comparative financial periods for its first-time application of IFRS 9, but must comply with the new disclosure requirements.

We intend to adopt IFRS 9 in our financial statements for the annual period beginning on January 1, 2015. The extent of the impact of adoption of IFRS 9 has not yet been determined.

AMENDMENTS TO OTHER IFRS STANDARDS

In addition, there have been amendments to IAS 32 Financial Instruments: Presentation. IAS 32 addresses inconsistencies when applying the offsetting requirements, and is effective for annual periods beginning on or after January 1, 2014. We do not expect these amendments to have a material impact on our financial statements.

SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs, EBITDA and Adjusted EBITDA, and Normalized Net Loss. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP.

Cash Operating Costs

This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on a cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges. The following tables show a reconciliation of operating expenses to Cash Operating Costs from continuing operations for the three and six months ended June 30, 2013 and 2012:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Cash Operating Costs	2013	2012	$ Change
Total Operating Expenses	$8,938	$7,702	$1,236
Stock-based compensation (expense)
recovery	(902)	453	(1,355)
Acquisition and integration costs	15	-	15
Restructuring charges	(135)	(304)	169
Financing charges	-	-	-
Depreciation and amortization	(848)	(654)	(194)
Cash Operating Costs	$7,068	$7,197	$(129)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Cash Operating Costs	2013	2012	$ Change
Total Operating Expenses	$19,165	$18,474	$691
Stock-based compensation expense	(1,817)	(390)	(1,427)
Acquisition and integration costs	(78)	-	(78)
Restructuring charges	(354)	(304)	(50)
Financing charges	-	-	-
Depreciation and amortization	(1,622)	(1,426)	(196)
Cash Operating Costs	$15,294	$16,354	$(1,060)

EBITDA and Adjusted EBITDA

These supplemental non-GAAP measures are provided to assist readers in determining our operating performance and ability to generate operating cash flow. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss attributable to Ballard from continuing operations, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. The following tables show a reconciliation of net income attributable to Ballard to EBITDA and Adjusted EBITDA from continuing operations for the three and six months ended June 30, 2013 and 2012:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
EBITDA and Adjusted EBITDA	2013	2012	$ Change
Net loss from continuing operations
attributable to Ballard	$(5,203)	$(7,416)	$2,213
Depreciation and amortization	933	1,022	(89)
Finance expense	493	349	144
Income taxes	-	-	-
EBITDA attributable to Ballard	$(3,777)	$(6,045)	$2,268
Stock-based compensation expense
(recovery)	902	(453)	1,355
Acquisition and integration costs	(15)	-	(15)
Finance and other (income) loss	(730)	76	(806)
Impairment of goodwill	-	-	-
Impairment loss on investment in associated company and (gain) loss on sale of property, plant and equipment	345	(20)	365
Adjusted EBITDA	$(3,275)	$(6,442)	$3,167

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
EBITDA and Adjusted EBITDA	2013	2012	$ Change
Net loss from continuing operations
attributable to Ballard	$(13,139)	$(16,076)	$2,937
Depreciation and amortization	2,132	2,382	(250)
Finance expense	920	763	157
Income taxes	-	-	-
EBITDA attributable to Ballard	$(10,087)	$(12,931)	$2,844
Stock-based compensation expense	1,817	390	1,427
Acquisition and integration costs	78	-	78
Finance and other (income) loss	(51)	(300)	249
Impairment of goodwill	-	-	-
Impairment loss on investment in associated company and (gain) loss on sale of property, plant and equipment	320	29	291
Adjusted EBITDA	$(7,923)	$(12,812)	$4,889

Normalized Net Loss

This supplemental non-GAAP measure is provided to assist readers in determining our financial performance. We believe this measure is useful in assessing our actual performance by adjusting our results from continuing operations for one-time transactional gains and losses and impairment losses. Normalized Net Loss differs from the most comparable GAAP measure, net loss attributable to Ballard from continuing operations, primarily because it does not include transactional gains and losses and asset impairment charges. The following tables show a reconciliation of net loss attributable to Ballard from continuing operations to Normalized Net Loss for the three and six months ended June 30, 2013 and 2012.

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Normalized Net Loss	2013	2012	$ Change
Net loss attributable to Ballard from
continuing operations	$(5,203)	$(7,416)	$2,213
Impairment loss on investment	363	-	363
Normalized Net Loss	$(4,840)	$(7,416)	$2,576
Normalized Net Loss per share	$(0.05)	$(0.09)	$0.04

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Normalized Net Loss	2013	2012	$ Change
Net loss attributable to Ballard from
continuing operations	$(13,139)	$(16,076)	$2,937
Settlement of TPC funding obligation	1,197	-	1,197
Impairment loss on investment	363	-	363
Normalized Net Loss	$(11,579)	$(16,076)	$4,497
Normalized Net Loss per share	$(0.12)	$(0.19)	$0.07

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosures. We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the three and six months ended June 30, 2013, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering Dantherm Power.

RISKS & UNCERTAINTIES

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described in our Annual Information Form which remain substantively unchanged. The risks and uncertainties described in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

FORWARD-LOOKING STATEMENTS DISCLAIMER

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources of capital and our outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Non-GAAP Measures) contained in our “Business Outlook”, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain factors and assumptions disclosed in our “Outlook” as well as specific assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product volumes at the expected prices, and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; our ability to protect our intellectual property; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.